Exhibit 99.1

ASML Confirms Completion of the Synthetic Buyback

VELDHOVEN, the Netherlands, 4 December 2012 - ASML Holding NV today announces that it has completed the Synthetic Buyback which forms part of ASML’s Customer Co-Investment Program announced on 9 July 2012.

With the execution of the Synthetic Buyback, ASML has made a EUR 3.85 billion cash capital repayment to its shareholders (other than the three participating customers in the Customer Co-Investment Program) and has reduced the number of issued shares by 96.566.124 as a result of the reverse stock split. This is effectively equivalent to ASML buying back the shares issued to the participating customers in the Customer Co-Investment Program at a price of EUR 39.91 per share, which is the per share price paid by those participating customers.

About ASML’s Customer Co-Investment Program

Three ASML customers – Intel, TSMC and Samsung – agreed to contribute EUR 1.38 billion to ASML’s research and development of next-generation lithography technologies over five years, specifically aimed at accelerating EUV lithography and 450mm lithography development. As part of the Customer Co-Investment Program, but separate from the R&D contribution, ASML received EUR 3.85 billion for issuing shares to the three participating customers. This cash was returned to shareholders (excluding participating customers) via a Synthetic Buyback, which included a reverse stock split to avoid dilution (on an earnings per share basis) as a result of the Customer Co-Investment Program. More details can be found at www.asml.com/cip.

About ASML

ASML is one of the world’s leading providers of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has more than 8,200 employees on payroll (expressed in full time equivalents), serving chip manufacturers in more than 55 locations in 16 countries. More information about our company, our products and technology, and career opportunities is available on our website: www.asml.com

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The securities referred to herein have not been registered under the United States Securities Act of 1933 and may be offered in the United States solely pursuant to an exemption from such registration requirements.

Forward Looking Statements

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document include forward-looking statement relating to our Customer Co-Investment Program. These forward looking statements are subject to risks and uncertainties including whether the 450mm and EUV research and development programs will be successful and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

Contacts

Lucas van Grinsven

Communication Worldwide | Corporate

corpcom@asml.com

+31.40.268.3949

Craig DeYoung

VP Investor Relations

craig.deyoung@asml.com

+1.480.383.4005

Franki D’Hoore

Director Investor Relations

franki.dhoore@asml.com

+31.40.268.6494

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